                                                              File No. 70-



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             FORM U-1 APPLICATION

                                   UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _______________________________________________


PUBLIC SERVICE COMPANY OF OKLAHOMA
212 East 6th Street
Tulsa, Oklahoma 74119-1212

                  (Names of company filing this statement and
                    address of principal executive office)
              ___________________________________________________


                      CENTRAL AND SOUTH WEST CORPORATION

                (Name of top registered holding company parent)
              ___________________________________________________


Shirley S. Briones, Treasurer
Public Service Company of Oklahoma
212 East 6th Street
Tulsa, Oklahoma  74119-1212

                        Stephen J. McDonnell, Treasurer
                      Central and South West Corporation
                         1616 Woodall Rodgers Freeway
                             Dallas, Texas  75202

                             Joris M. Hogan, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                           New York, New York  10005

                  (Name and addresses of agents for service)

      Public Service Company of Oklahoma, an Oklahoma corporation (the "Company"), is a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.     Description of Proposed Transaction
      The Company hereby requests authority to make an equity and debt investment in RIKA Management Company, LLC, an Oklahoma limited liability company ("RIKA"), to make an equity investment in Universal Power Products Company, L.L.C., an Oklahoma limited liability company ("Universal"), and to acquire certain equity interests in Automated Substation Development Company, L.L.C., an Oklahoma Limited liability company ("Automated"), and RC Training, L.L.C., an Oklahoma limited liability company ("Training", and together with RIKA, Universal and Automated, collectively, the "RIKA Companies", and, individually, a "RIKA Company"), all pursuant to an Agreement (the "Agreement") dated as of July 17, 1995, by and among the Company, RIKA, Universal, Automated, Training, Richard H. Smith, Monika Smith and Dennis J. Loudermilk.
Background

      Relay Concepts, Inc. ("Relay"), an Oklahoma corporation, was founded in 1991 in Tulsa, Oklahoma. Relay was established to provide improved computer automation solutions to certain aspects of the electric power industry. Relay focused on three main product and service categories: relay testing software, electrical substation automation systems and software, and personnel training services.
      Relay developed a relay testing software package, named UltraTest. UltraTest is the first automated relay testing software capable of interfacing with and controlling the testing instruments made by almost all of the major manufacturers. The development and testing of UltraTest is complete and the product is ready for widespread marketing. To date, the product has been acquired by 17 utilities, and total product revenues have been approximately $325,000.
      In addition, Relay launched the definition phase of a substation project that will combine off-the-shelf hardware with specially developed software to provide substation communications, maintenance support and testing. Preliminary research is currently being performed to determine the appropriate systems and platforms most suitable for the project.
      Relay has also established a training facility, named Power Industry Learning Center ("PILC") and located in Phoenix,
Arizona. PILC will provide training to electric utility personnel relating to automated systems for relays, substations and other electric utility facilities and certain basic courses in electric generating and distribution systems. The PILC training facilities utilize a decommissioned but fully operable substation furnished by the Salt River Project.
      Effective July 17, 1995, Relay reorganized its corporate structure into four limited liability companies: RIKA, Universal, Automated and Training, each of which was organized under the Oklahoma Limited Liability Company Act. An Oklahoma limited liability company is controlled by managers ("Managers"), rather than by a board of directors, equity in the company is represented by units of membership ("Units") rather than shares of company stock, and holders of Units are referred to as members ("Members") rather than shareholders. In connection with Relay's reorganization, Universal, Automated and Training each acquired one of Relay's three lines of business. RIKA will provide management oversight and administrative support and control of the other three companies.
      On July 17, 1995, the Company and RIKA entered into a Software Application Development Agreement (the "Development Agreement") to develop certain substation automation software applications (the "Software"). RIKA will develop the Software for the Company in accordance with the concepts, specifications, schedules and limitations set forth in the Development Agreement. Except as limited in the Development Agreement, the Company and RIKA shall each have a perpetual, non-exclusive and unrestricted license to use, modify, sublicense, sell or otherwise transfer the Software.
      The Company will designate a project director who will be authorized to provide RIKA with such information as it may require from time to time in order to perform its services under the Development Agreement. The project director will also be authorized to act on behalf of the Company, to issue instructions to RIKA, and to approve on behalf of the Company any changes to the Development Agreement or its schedules.
      On or about the date scheduled for delivery of the Software, RIKA shall deliver a machine executable copy of the Software on appropriate media together with all other material required under the Development Agreement. The Company will have a period of 90 days from the date of delivery to accept the Software, or to reject the Software as not complying with the specifications under the Development Agreement. For a period of one year following the acceptance of the Software by the Company, RIKA shall use its best efforts to correct significant Software errors. After expiration of the one year period described in the previous sentence, RIKA will provide maintenance and support services to the Company upon such terms and conditions as the parties shall agree.
      The Company believes that the Software will allow the Company to significantly enhance the efficiency of its substation operations. The benefits to the Company and its electric customers could be substantial.
      In consideration for RIKA's services under the Development Agreement, the Company has agreed to pay RIKA up to $3,050,000, to be made available to RIKA in periodic installments, commencing upon the execution of the Development Agreement and continuing through March 31, 1996. To date, $1,000,000 has been expended in this manner.
      Pursuant to the Agreement, if the Company receives approval of the Commission for the transactions herein requested, the Company will execute a Member Agreement (the "Member Agreement") which will govern the proposed acquisitions by the Company.
The Current Transaction
      Pursuant to the terms of the Member Agreement, the Company will agree, subject to the approval of the Commission, to (i) convert $750,000 of the amount paid to RIKA to fund the development of the Software into a capital contribution to Automated, (ii) convert the balance of the amount paid to RIKA to fund the development of the Software into a loan to RIKA, (iii) commit to loan additional funds to RIKA to complete the development of the Software, in the amount described below, (iv) make a capital contribution to Universal in the amount of $450,000, and (v) memorialize the respective rights and obligations of the Company and the RIKA Companies regarding the development of the Software and the management of the businesses in which the RIKA Companies are engaged or intend to engage.
      (A) Payments under the Development Agreement.
            As discussed above, pursuant to the terms of the Development Agreement, the Company has agreed to pay RIKA $3,050,000 in periodic installments through March 31, 1996. Upon execution of the Member Agreement, the Company will commit to loan to RIKA an aggregate of $2,300,000 in exchange for RIKA's promissory note to the Company (the "Promissory Note") in the form set forth in Exhibit I to the Member Agreement. All funds in excess of $750,000 paid under the Development Agreement by the Company to RIKA prior to the execution of the Member Agreement will be deemed a first advance against the Promissory Note. The balance of the $2,300,000 will be advanced under the Promissory Note according to the funding schedule established in the Development Agreement.
            In consideration of the Company's loan commitment to RIKA, RIKA will issue to the Company Units of membership interest in RIKA, which Units, upon issuance, shall comprise 50% of RIKA's outstanding Units of membership. As further consideration for the Company's loan commitment to RIKA, each other RIKA Company shall agree to take all action as may be needed to allow the Company the right to purchase a non-exclusive license to use the Software under the same terms and conditions as the license RIKA will offer to non-affiliated utilities. The license granted to the Company, however, shall be a perpetual, unrestricted license to use and modify the Software at a fee no greater than the fee RIKA shall pay Automated for the right to market the Software to non-affiliated utilities.
      (B) Equity Investments.
            Upon execution and delivery of the Member Agreement, the Company shall pay to Universal the sum of $450,000. In consideration of the payment of such amount by the Company, Universal will issue to the Company Units of membership interest in Universal, which Units, upon issuance, shall comprise forty-eight percent of Universal's outstanding Units of membership.
            In addition, upon execution of the Member Agreement, the Company and RIKA shall convert $750,000 of the amount paid to RIKA under the Development Agreement into a capital contribution to Automated. In consideration of such conversion, Automated will issue to the Company Units of membership in Automated comprising 71% of Automated's outstanding Units of membership. After payment in full of the Promissory Note, however, the Company's membership interest in Automated shall be reduced from 71% to 48%.
            In consideration of the above financial contributions to be made by the Company toward implementation of the business plan for the RIKA Companies, the Company shall also be issued
Units of membership in Training comprising 48% of Training's outstanding Units of membership.
      (C) Rights and Obligations of the Parties.
            Contemporaneously with the execution and delivery of the Member Agreement, Amended and Restated Articles of Organizations will be filed with the Oklahoma Secretary of State, containing the provisions described below, and Amended and Restated Operating Agreements will be executed, for each RIKA Company.
            (i) Duration of Corporate Existence
            Each of the RIKA Companies was formed upon the filing for record of their respective Articles of Organization with the Oklahoma Secretary of State, and shall continue its existence until 12:00 midnight, December 31, 2015, unless sooner terminated as provided in its Amended and Restated Operating Agreement.
            (ii) Authorization and Issuance of Units
            Each RIKA Company shall have the authority to issue an aggregate of one hundred Units. The Company shall be issued 50 Units of RIKA, 48 Units of Universal, 48 Units of Training, and, initially, 71 Units of Automated. Upon payment in full of the Promissory Note, the Company's Unit ownership in Automated will be reduced to 48 Units. The various rights of the Members in respect of voting and management of the RIKA Companies are described in paragraphs (C)(iii)-(v) below.
            (iii) Allocations and Distributions
            Distributions of all cash available for distribution from a RIKA Company shall be made as determined by majority vote of the voting rights of the Members of such RIKA Company. Any distribution of property shall be treated as a distribution of cash in the amount of the fair market value of such property. Distributions shall be made by a RIKA Company to its Members pro rata, according to the number of Units held by each Member, with all outstanding Units being treated alike. All items of income, loss, deduction or credit shall be allocated to all Members or their assignees in accordance with such Members' respective Unit ownership, all Units being treated equally.
            (iv) Management and Operation of Business
            Management of each RIKA Company shall be vested in two Managers, who, in the case of the RIKA Companies other than RIKA, shall be elected by majority vote of the voting rights of the Members of such RIKA Company at any annual or special meeting called for that purpose. Each manager of a RIKA Company shall have one vote in all matters coming before a vote of the managers of such RIKA Company. Any person serving as a Manager for a RIKA Company shall be able to exercise all the powers of such company, whether derived from law, such company's Articles of Organization or its Amended and Restated Operating Agreement, except such powers as are vested solely in the Members of such RIKA Company.
            Unless and until there shall have occurred an event of default under the Member Agreement (an "Event of Default"), no Manager of a RIKA Company shall have the authority to cause such RIKA Company to do or commit to do any of the following acts without the prior unanimous written consent by the Members of such RIKA Company: (a) borrow money in excess of $10,000
($50,000 for RIKA), (b) sell any assets of such RIKA Company having a fair market value over $10,000 ($50,000 for RIKA),
(c) enter into any contract involving an anticipated total expenditure of over $10,000 ($100,000 for RIKA), (d) do any act which would make it impossible to carry on the ordinary business of such RIKA Company, (e) compromise any claim over $10,000 ($50,000 for RIKA), (f) admit a person or entity as a Member, (g) knowingly perform any act that would subject a Member to personal liability, (h) amend such RIKA Company's Articles of Organization, or (i) approve any business plan of such RIKA Company. Upon the occurrence of an Event of Default, each Manager of a RIKA Company shall have the authority to cause the Company to do or commit to do the foregoing acts upon a majority vote of the Members of such RIKA Company. An Event of Default will occur if (i) the RIKA Companies fail to meet specified financial goals, (ii) the RIKA Companies exceed, in any quarter, 105% of budgeted expenses, (iii) any RIKA Company defaults on any material term, covenant or agreement in any material contract, document or instrument to which such RIKA Company is a party, and such default remains uncurred beyond any applicable grace periods, (iv) any false representation or warranty made in the Member Agreement or in connection with the transactions contemplated therein results in a material adverse effect on a RIKA Company, (v) any RIKA Company shall make an assignment for the benefit of creditors, or shall become insolvent or bankrupt, or shall take any action toward the dissolution or liquidation of such RIKA Company, or (vi) any event occurs that would result in the dissolution of a RIKA Company under the laws of the State of Oklahoma.
            Unless and until there has occurred an Event of Default, one of the two RIKA managers shall be designated by the Company (the "Company Manager"). The Company Manager need not be a RIKA Member. Upon the occurrence of any Event of Default, the holder of a majority of the voting rights of RIKA shall be entitled to designate both managers of RIKA. At no point will the managers of the other RIKA Companies be officers or employees of the Company, nor will such managers be designated by the Company.
            (v) Rights and Obligations of Members
            Actions requiring a vote of the Members of a RIKA Company may be taken upon a majority vote of such Members.
Unless and until there shall have occurred an Event of Default, the Company shall hold four percent (4%) of all voting rights of each RIKA Company. Upon the occurrence of an Event of Default, RIKA shall hold one hundred percent (100%) of the voting rights of Universal, Automated and Training, and the voting rights of RIKA shall be reapportioned among the Members of RIKA so that the voting rights held by the Company on one hand, and the other Members of RIKA on the other hand, shall be in proportion to the amounts of principal and interest then outstanding under the Promissory Note and any RIKA promissory notes held by the other RIKA Members, respectively. [It is expected that the Promissory Note will have an initial aggregate principal amount of $2,300,000, and that at the time of execution of the Member Agreement one other RIKA promissory note will be outstanding in favor of one other Member of RIKA, with an aggregate principal amount of approximately $500,000. Therefore, an Event of Default shortly after execution of the Member Agreement would cause the Company to obtain a majority of the voting rights of RIKA.]
            As the Company will not hold "voting securities" within the meaning of the Act in excess of 5% of the issued and outstanding voting rights of any RIKA Company after the consummation of the transactions described herein, such companies will not be subsidiary companies of the Company within the meaning of Section 2(a)(8)(A) of the Act, nor will they be affiliates of the Company within the meaning of Section
2(a)(ii)(A) of the Act. In addition, except possibly in certain situations after an Event of Default, the amount and type of securities of any RIKA Company held by the Company do not provide the Company with the means to direct the management and affairs of any RIKA Company.
            (vi) Transfer of Units
            No transfer of Units by any Member of a RIKA Company shall be made if the transfer (a) would violate applicable federal and state securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over the transfer, (b) would materially adversely affect the classification of such RIKA Company as a partnership for federal or (as applicable) state income tax purposes, or (c) would affect such RIKA Company's qualification as a limited liability company under the Oklahoma Limited Liability Company Act, as amended. No Units may be transferred by a Member of any RIKA Company unless a majority vote of the Members of such RIKA Company approving such transfer has been obtained, provided, however, that no such approval shall be required with respect to any transfer of Units by the Company to CSW or any direct or indirect subsidiary of CSW. Any transfer of Units of any RIKA Company not made in accordance with such RIKA Company's Amended and Restated
Operating Agreement shall be null and void.
            (vii) Dissolution and Liquidation
            A RIKA Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following: (a) the term of such RIKA Company as stated in its Amended and Restated Articles of Organization expires, (b) all Members of such RIKA Company vote to dissolve, or (c) if, upon the occurrence of an Event of Dissolution (as defined below), the remaining Members fail to continue the company pursuant to the terms of such RIKA Company's Amended and Restated Operating Agreement. Upon dissolution of a RIKA Company, such company shall immediately commence to liquidate and wind up its affairs. The Members of such RIKA Company shall continue to share profits and losses during the period of liquidation and winding up in the same proportion as before commencement of winding up and dissolution.
            Upon the death, incapacity, resignation, expulsion, bankruptcy or dissolution of a Member of a RIKA Company, or the occurrence of any other event which terminates the continued membership of a Member of a RIKA Company (any of such events being defined herein as an "Event of Dissolution"), such RIKA Company shall dissolve and its affairs shall be wound up unless there is at least one remaining Member of such RIKA Company and within sixty days after the occurrence of an Event of Dissolution, all the remaining Members of such RIKA Company unanimously agree to continue such RIKA Company. No Member of a RIKA Company may voluntarily resign from such RIKA Company until after the second anniversary of the date of such RIKA Company's Amended and Restated Operating Agreement.
Request For Authority
      The Company hereby requests authority to invest up to $450,000 in the RIKA Companies, in exchange for Units to be issued by them, pursuant to the Member Agreement, and to convert the funds paid by the Company to RIKA under the Development Agreement into a loan to RIKA under the terms of the Member Agreement, all as described herein. To the extent that any other aspects of the transactions described herein require authority from the Commission, the Company hereby requests the same.

Item 2.     Fees, Commissions and Expenses
      The estimate of the approximate amount of fees and expenses payable in connection with the transactions is as follows:
          Holding Company Act filing fee..........          $ 2,000*

          Legal Fees and Expenses

            Milbank, Tweed, Hadley & McCloy
            New York, New York...................            10,000

             Doerner, Saunders, Daniel
               & Anderson
             Tulsa, Oklahoma......................           14,000

          Miscellaneous and incidental
            expenses including travel,
            telephone and postage................               500
                                                            -------
                                                            $26,500
                                                            =======


_______________
* Actual Amount.


Item 3.   Applicable Statutory Provisions
          Sections 9, 10 and 11 of the Act and Rule 23 under the Act are or may be applicable to the proposed transactions described herein. In addition to the authority to engage in the proposed transactions, the Company requests that the Commission declare that the RIKA Companies are not subsidiaries or affiliates of the Company under Sections 2(a)(8) and 2(a)(11), respectively, of the Act. To the extent any other sections of the Act may be applicable to the proposed transaction, the Company hereby requests appropriate orders thereunder.
             The RIKA Companies will not be presumed to be subsidiaries or affiliates of the Company under Sections 2(a)(8) and 2(a)(11), respectively, as the Company will not acquire more than 5% of the voting securities of any RIKA Company. Pursuant to Section 2(a)(8) of the Act, no RIKA Company will be deemed to be an indirect or direct subsidiary of the Company, in that the direction or management of the affairs and policies of each RIKA Company will not be subject to control or a controlling influence of the type referred to in Section 2(a)(8)(B) of the Act, directly or indirectly, by the Company, except possibly in certain situations after an Event of Default. In addition, the relationship between the Company and the RIKA Companies is not such that there is liable to be an absence of arm's-length bargaining in transactions between them. In fact, the terms of the transaction itself illustrate the Company's inability to control the direction or management of the RIKA Companies.
          Approval of the Commission is required under Sections 9(a)(1) and 10 of the Act prior to the direct or indirect acquisition of any securities or any "interest in any business" by a registered holding company. Under these Sections, the Commission is required to assess the appropriateness of each acquisition of securities or an interest in any business by a registered holding company. These provisions provide in pertinent part that the Commission shall approve the relevant acquisition unless the Commission finds that "(1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (2) ... the consideration ... to be given ... in connection with such acquisition is not reasonable...; or (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers of the proper functioning of such holding company system." Section 10(c) further provides that the Commission shall not approve the relevant acquisition if the Commission finds that such acquisition is unlawful under the provisions of Section 8 of the Act or is detrimental to the carrying out of the provisions of Section 11 of the Act or unless the Commission finds that such acquisition will "serve the public interest by tending towards the economical and efficient development of an integrated public utility system."
          Sections 9(a)(1) and 10 are applicable to the Company's acquisition of the Units of the RIKA Companies as described herein and the acquisition of the Promissory Note. The Company believes that each of the applicable criteria specified in
Section 10 of the Act are or will be satisfied with respect to the transactions for which authority is requested in this Application. No aspect of the transaction for which authority is now sought will be unlawful under Section 8 of the Act. Furthermore, not only will consummation of the transactions for which authority is sought in this Application not be detrimental to the carrying out of the provisions of Section 11 of the Act, but also consummation of such transactions is intended to make the Company a more efficient provider of electric energy at a lower cost and with less deleterious effects on the environment. Few other forms of business investment are as clearly related to the operations of an integrated public utility system. Furthermore, the Commission will be in a position to monitor compliance by the Company with the terms of an order through the reporting mechanisms under the Act.
          The Company feels that it is particularly appropriate and necessary for the Company to acquire an equity interest in the RIKA Companies as described herein. As a Member in each of the RIKA Companies, the Company will be in a position to monitor (but not control) the development of the Software and to share sensitive market and other information with the RIKA Companies, in each case so as to foster the development of the Software in a fashion that will best serve the needs of the Company and its retail electric customers. The Company does not believe that its goal of developing and utilizing the Software can be best met through traditional contractual arrangements.
          To the extent any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate orders thereunder.

Item 4.   Regulatory Approval
          No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.   Procedure
          It is requested that the Commission issue and publish no later than October 6, 1995, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than October 30, 1995, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than October 31, 1995, an appropriate order granting and permitting this Application to become effective.
          No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
          Exhibit 1 -
          Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company.

          Exhibit 2 -
          Final or "Past Tense" opinion of Milbank, Tweed, Hadley
          & McCloy, counsel to the Company (to be filed with Certificate of Notification).

          Exhibit 3 -
          Proposed Notice of Proceeding.

          Exhibit 4 -
          Financial Statements of Public Service Company of
          Oklahoma, as of June 30, 1993       (to be filed by
          amendment).

          Exhibit 5 -
          Agreement dated as of July 17, 1995 by and among the Company, the RIKA Companies and certain Individuals
          (to be filed by amendment).

          Exhibit 6 -
          Software Application and Development Agreement dated as of July 17, 1995 by and between the Company and RIKA
          (to be filed by amendment).

          Exhibit 7 -
          Form of Member Agreement by and between the Company and the RIKA Companies (to be filed by amendment).

          Exhibit 8 -
          Form of Articles of Organization of RIKA Management
          Company, L.L.C. (to be filed by amendment).

          Exhibit 9 -
          Form of Operating Agreement of RIKA Management Company,
          L.L.C. (to be filed by amendment).

          Exhibit 10 -
          Form of Articles of Organization of Universal Power
          Products Company, L.L.C. (to be filed by amendment).

          Exhibit 11 -
          Form of Operating Agreement of Universal Power Products
          Company, L.L.C. (to be filed by amendment).

          Exhibit 12 -
          Form of Articles of Organization of Automated Substation Development Company, L.L.C. (to be filed by amendment).



          Exhibit 13 -
          Form of Operating Agreement of Automated Substation
          Development Company, L.L.C. (to be filed by amendment).

          Exhibit 14 -
          Form of Articles of Organization of RC Training, L.L.C.
          (to be filed by amendment).

          Exhibit 15 -
          Form of Operating Agreement of RC Training, L.L.C. (to be filed by amendment).


Item 7.   Environmental Effects
          The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of the Company's knowledge no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.





                               S I G N A T U R E
                               - - - - - - - - -


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          Dated:  October 2, 1995



                                           PUBLIC SERVICE COMPANY
                                            OF OKLAHOMA



                                           By:/s/SHIRLEY S. BRIONES
                                            Shirley S. Briones
                                                Treasurer






                               INDEX OF EXHIBITS

EXHIBIT                                                         TRANSMISSION
NUMBER                             EXHIBITS                        METHOD
-------                            --------                     ------------

  1           Preliminary Opinion of Milbank,                   Electronic
              Tweed, Hadley & McCloy, counsel
              to the Company.

  2           Final or "Past Tense" opinion of                      ---
              Milbank, Tweed, Hadley & McCloy,
              counsel to the Company (to be filed
              with Certificate of Notification.)

  3           Proposed Notice of Proceeding.                     Electronic

  4           Financial Statements of Public                        ---
              Service Company of Oklahoma, as of
              June 30, 1995 (to be filed by amendment).

  5           Agreement dated as of July 17, 1995                   ---
              by and among the Company, the RIKA
              Companies and certain Individuals
              (to be filed by amendment).

  6           Software Application and Development                  ---
              Agreement dated as of July 17, 1995
              by and between the Company and RIKA
              (to be filed by amendment).

  7           Form of Member Agreement by and                       ---
              between the Company and the RIKA
              Companies (to be filed by amendment).

  8           Form of Articles of Organization of RIKA              ---
              Management Company, L.L.C. (to be
              filed by amendment) (to be filed by
              amendment).

  9           Form of Operating Agreement of RIKA                   ---
              Management Company, L.L.C. (to be filed by amendment).

 10           Form of Articles of Organization of                   ---
              Universal Power Products Company, L.L.C.
              (to be filed by amendment).

 11           Form of Operating Agreement of Universal              ---
              Power Products Company, L.L.C. (to be
              filed by amendment).

 12           Form of Articles of Organization of                   ---
              Automated Substation Development Company,
              L.L.C. (to be filed by amendment).


 13           Form of Operating Agreement of Automated              ---
              Substation Development Company, L.L.C.
              (to be filed by amendment).

 14           Form of Articles of Organization of RC                ---
              Training, L.L.C. (to be filed by
              amendment).

 15           Form of Operating Agreement of RC                     ---
              Training, L.L.C. (to be filed by
              amendment)
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